UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QEP Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

74735R115

(CUSIP Number)

Charles S. Parrish

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

(210) 626-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 74735R115

1	Names of reporting persons. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0[1]
	8	Shared voting power 30,406,750[1]
	9	Sole dispositive power 0[1]
	10	Shared dispositive power 30,406,750[1]
11	Aggregate amount beneficially owned by each reporting person 30,406,750[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.9%[2]
14	Type of reporting person CO

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Since the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,741,330 Common Units and 26,705,000 Subordinated Units for a total of 53,446,330 Common Units and Subordinated Units of the Issuer issued and outstanding as of March 2, 2015.

CUSIP No: 74735R115

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0[1]
	8	Shared voting power 30,406,750[1]
	9	Sole dispositive power 0[1]
	10	Shared dispositive power 30,406,750[1]
11	Aggregate amount beneficially owned by each reporting person 30,406,750[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.9%[2]
14	Type of reporting person OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,741,330 Common Units and 26,705,000 Subordinated Units for a total of 53,446,330 Common Units and Subordinated Units of the Issuer issued and outstanding as of March 2, 2015.

CUSIP No: 74735R115

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0[1]
	8	Shared voting power 30,406,750[1]
	9	Sole dispositive power 0[1]
	10	Shared dispositive power 30,406,750[1]
11	Aggregate amount beneficially owned by each reporting person 30,406,750[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.9%[2]
14	Type of reporting person OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,741,330 Common Units and 26,705,000 Subordinated Units for a total of 53,446,330 Common Units and Subordinated Units of the Issuer issued and outstanding as of March 2, 2015.

CUSIP No: 74735R115

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0[1]
	8	Shared voting power 30,406,750[1]
	9	Sole dispositive power 0[1]
	10	Shared dispositive power 30,406,750[1]
11	Aggregate amount beneficially owned by each reporting person 30,406,750[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.9%[2]
14	Type of reporting person OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,741,330 Common Units and 26,705,000 Subordinated Units for a total of 53,446,330 Common Units and Subordinated Units of the Issuer issued and outstanding as of March 2, 2015.

CUSIP No: 74735R115

1	Names of reporting persons. Tesoro Logistics LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0[1]
	8	Shared voting power 30,406,750[1]
	9	Sole dispositive power 0[1]
	10	Shared dispositive power 30,406,750[1]
11	Aggregate amount beneficially owned by each reporting person 30,406,750[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.9%[2]
14	Type of reporting person PN

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,741,330 Common Units and 26,705,000 Subordinated Units for a total of 53,446,330 Common Units and Subordinated Units of the Issuer issued and outstanding as of March 2, 2015.

CUSIP No: 74735R115

1	Names of reporting persons. QEP Field Services, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 47-1671046
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0[1]
	8	Shared voting power 30,406,750[1]
	9	Sole dispositive power 0[1]
	10	Shared dispositive power 30,406,750[1]
11	Aggregate amount beneficially owned by each reporting person 30,406,750[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.9%[2]
14	Type of reporting person OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,741,330 Common Units and 26,705,000 Subordinated Units for a total of 53,446,330 Common Units and Subordinated Units of the Issuer issued and outstanding as of March 2, 2015.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) and subordinated Units (“Subordinated Units,” and together with the Common Units, the “Units”) representing limited partner interests in QEP Midstream Partners, LP, a Delaware limited partnership (“QEPM” or the “Issuer”), which has its principal executive offices at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828.

This Schedule 13D represents Amendment No. 1 to the Schedule 13D originally filed by certain reporting persons with the Commission on December 12, 2014 (the “Original Schedule 13D”).

Item 2.	Identity and Background.

No change to this Item.

Item 3.	Source and Amount of Funds or Other Consideration.

No change to this Item.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs:

Merger Agreement

On April 6, 2015, Tesoro Logistics LP, a Delaware limited partnership (“TLLP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of TLLP (“TLLP GP”), QEP Field Services, LLC, a Delaware limited liability company and a wholly owned subsidiary of TLLP (“QEP Field Services”), TLLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of QEP Field Services (“Merger Sub”), QEP Midstream Partners, LP, a Delaware limited partnership (“QEPM”), and QEP Midstream Partners GP, LLC, a Delaware limited liability company and the general partner of QEPM (“QEPM GP”).

Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, upon the later of the filing with the Secretary of State of the State of Delaware of a certificate of merger or the later date and time set forth in such certificate, Merger Sub will merge with and into QEPM, with QEPM surviving the merger as a wholly owned subsidiary of TLLP (the “Merger”). Following the Merger, QEPM GP will remain the general partner of QEPM, and all outstanding common units representing limited partnership interests in QEPM (the “QEPM Common Units”) other than QEPM Common Units held by QEP Field Services will be converted into the right to receive 0.3088 common units representing limited partnership interests in TLLP (the “TLLP Common Units”). No fractional TLLP Common Units will be issued in the Merger, and holders of QEPM Common Units other than QEP Field Services will instead receive cash in lieu of fractional TLLP Common Units, if any. The limited partnership interest of QEP Field Services (consisting of 3,701,750 common units and 26,705,000 subordinated units (the “QEPM Subordinated Units”)) will remain outstanding, and QEP Field Services will continue as a limited partnership of QEPM. In connection with the Merger, QEP Field Services will not receive any consideration for the continuation of its limited partnership interest in QEPM. QEPM GP will not receive any consideration for the continuation of its general partner interests or incentive distribution rights in QEPM. In connection with the execution of the Merger Agreement, QEP Field Services, QEPM and TLLP also entered into a Support Agreement dated April 6, 2015 (the “Support Agreement”) described below.

The conflicts committee (the “QEPM Conflicts Committee”) of the board of directors of QEPM GP (the “QEPM GP Board”) has unanimously (a) approved the Merger Agreement, the Support Agreement and the transactions contemplated thereby, including the Merger, (b) determined in good faith that it is in the best interests of QEPM and the holders of QEPM Common Units other than TLLP and its subsidiaries (collectively, the “Non-affiliated QEPM Unitholders”) and not adverse to the best interests of the Partnership Group (as defined in QEPM’s partnership agreement) for QEPM to enter into the Merger Agreement and the Support Agreement and to consummate the transactions contemplated thereby, including the Merger, (c) recommended the approval of the Merger Agreement, the Support Agreement, and the consummation of the transactions contemplated thereby, including the Merger, by the QEPM GP Board, and (d) recommended the approval of the Merger Agreement and the Merger by the Non-affiliated QEPM Unitholders. Based upon such approval and recommendation by the QEPM Conflicts Committee, the QEPM GP Board has (a) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) unanimously determined in good faith that it is in the best interests of QEPM and its unitholders and not adverse to the best interests of the Partnership Group (as defined in QEPM’s partnership agreement) to enter into the Merger Agreement and the Support Agreement and to consummate the transactions contemplated thereby, including the Merger, (c) recommended that QEPM’s limited partners, including the Non-affiliated QEPM Unitholders, approve the Merger Agreement and the Merger, and (d) directed that the Merger Agreement be submitted to a vote of QEPM’s limited partners.

The Merger Agreement contains customary representations and warranties and covenants by each of the parties. Completion of the Merger is conditioned upon, among other things: (i) adoption and approval of the Merger Agreement and Merger by QEPM’s limited partners; (ii) applicable regulatory approvals; (iii) the effectiveness of a registration statement on Form S-4 with respect to the issuance by TLLP of TLLP Common Units in connection with the Merger; (iv) approval for the listing of TLLP Common Units to be issued in connection with the Merger on the New York Stock Exchange; (v) the absence of certain legal injunctions or impediments prohibiting the transactions; (vi) the validity of the representations and warranties made by the parties to the Merger Agreement; (vii) the receipt by TLLP and QEPM of opinions of legal counsel that no U.S. federal income tax gain or loss should be recognized by holders of TLLP Common Units and Non-affiliated QEPM Unitholders, respectively.

The Merger Agreement provides that QEPM will convene a meeting of QEPM limited partners to consider and vote on the adoption and approval of the Merger Agreement and the Merger, subject to the terms and conditions of the Merger Agreement. The Merger Agreement provides that QEPM and QEPM GP may not solicit or knowingly encourage or facilitate a QEPM Takeover Proposal (as defined in the Merger Agreement (a “QEPM Takeover Proposal”)) or provide information about QEPM to any person making a QEPM Takeover Proposal; provided that they may do so prior to the approval of the Merger Agreement by QEPM’s limited partners in response to an unsolicited written QEPM Takeover Proposal, subject to certain conditions, if the QEPM Conflicts Committee determines, after consultation with outside legal counsel, that such QEPM Takeover Proposal is a “Superior Proposal” (as defined in the Merger Agreement) and that failure to do so would not be in the best interests of the Non-affiliated QEPM Unitholders. The Merger Agreement permits, subject to certain conditions, the QEPM Conflicts Committee to withdraw, modify or qualify its recommendations and to publicly approve or recommend a QEPM Takeover Proposal (a “QEPM Recommendation Change”) if QEPM’s limited partners have not approved the Merger Agreement and the QEPM Conflicts Committee has determined, after consulting with outside legal counsel, that failure to so make a QEPM Recommendation Change would not be in the best interests of the Non-affiliated QEPM Unitholders.

The Merger Agreement contains provisions granting both TLLP and QEPM the right to terminate the Merger Agreement for certain reasons, including, among others, (i) if the Merger has not been consummated on or before December 31, 2015 (subject to extension for government approvals, if any), (ii) the failure of QEPM to obtain the approval of QEPM’s limited partners, and (iii) in the event a QEPM Recommendation Change has occurred.

References to, and descriptions of, the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement filed as Exhibit 7, which exhibit is incorporated by reference in its entirety in this Item 4.

Support Agreement

In connection with the execution of the Merger Agreement, QEP Field Services, QEPM and TLLP entered into the Support Agreement. Pursuant to the Support Agreement, QEP Field Services agreed to vote its QEPM Common Units and QEPM Subordinated Units in favor of the adoption of the Merger Agreement at any meeting of QEPM unitholders. QEP Field Services currently owns 3,701,750 QEPM Common Units and 26,705,000 QEPM Subordinated Units. In addition, pursuant to the Support Agreement, QEP Field Services granted an irrevocable proxy to a member of the QEPM Conflicts Committee to vote such units accordingly.

The Support Agreement will terminate upon the earlier of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a QEPM Change in Recommendation permitted under the Merger Agreement, or (iv) the written consent of the parties to the Support Agreement.

References to, and descriptions of, the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement filed as Exhibit 8, which exhibit is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of Units (defined below) beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, as defined in the QEPM Partnership Agreement. Since the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of the beneficial ownership calculations contained herein pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Accordingly, the numbers reported in Items 7 through 11 of each Cover Page include both the Common Units and the Subordinated Units (together, the “Units”) beneficially owned by the applicable Reporting Person. Similarly, the percentage reported in Item 13 of each Cover Page is based on the approximate number of Common Units (26,741,330) and Subordinated Units (26,705,000) issued and outstanding as of March 2, 2015.

References to, and descriptions of, the QEPM Partnership Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the QEPM Partnership Agreement filed as Exhibit 4, which exhibit is incorporated by reference in its entirety in this Item 5.

Tesoro, TRMC and Tesoro Alaska hold no Units directly, but due to such parties collective ownership of 100% of TLGP’s membership interests (5%, 94.5% and 0.5%, respectively), and due to Tesoro owning 100% of the membership interest of TRMC and Tesoro Alaska, Tesoro, TRMC and Tesoro Alaska have indirect beneficial ownership of the 30,406,750 Units of the Issuer, representing approximately 56.9% of the outstanding Units, owned directly by QEPFS LLC. As set forth herein, Tesoro, TRMC and Tesoro Alaska have shared voting and dispositive power over the 30,406,750 Units owned directly by QEPFS LLC.

TLGP holds no Units directly, but is the general partner of TLLP, and as such has an indirect beneficial ownership of the 30,406,750 Units of the Issuer, representing approximately 56.9% of the outstanding Units, owned directly by QEPFS LLC. As set forth herein, TLGP has shared voting and dispositive power over the 30,406,750 Units owned directly by QEPFS LLC.

TLLP holds no Units directly, but owns 100% of the membership interests of QEPFS LLC, and owns 100% of the membership interests of QEPM GP, and as such has an indirect beneficial ownership of the 30,406,750 Units of the Issuer, representing approximately 56.9% of the outstanding Units, owned directly by QEPFS LLC. As set forth herein, TLLP has shared voting and dispositive power over the 30,406,750 Units owned directly by QEPFS LLC.

QEPFS LLC is the record holder of 30,406,750 Units of the Issuer, representing approximately 56.9% of the outstanding Units. As set forth herein, QEPFS LLC has shared voting and dispositive power over the 30,406,750 United owned directly by it.

The number of Units of the Issuer held by each of the Reporting Person’s directors and executive officers, all of which are Common Units, is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(b) The information provided in Item 5(a) of this Schedule 13D is incorporated herein by reference.

(c) Except as otherwise stated herein, none of the Reporting Persons has engaged in any transactions involving Units during the past 60 days. To the best of the Reporting Persons’ knowledge, all transactions engaged in by the Reporting Persons’ directors and executive officers during the past 60 days that involved Units are disclosed on Schedule A.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units reported as being beneficially owned by the Reporting Persons on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph.

The information provided in Item 4 and in Exhibits 7 and 8 is incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description

1	Membership Interest Purchase Agreement, dated as of October 19, 2014, between Tesoro Logistics LP and QEP Field Services Company (incorporated by reference to Exhibit 2.1 to Tesoro Logistics LP’s Current Report on Form 8-K filed on October 20, 2014)

2	Second Amended and Restated Credit Agreement, dated as of December 2, 2014, among Tesoro Logistics LP, Bank of America, N.A., as administrative agent, L/C issuer and lender, and other lenders party thereto (incorporated by reference to Exhibit 10.5 to Tesoro Logistics LP’s Current Report on Form 8-K filed on December 8, 2014)

3	Letter dated December 2, 2014, from Tesoro Logistics LP to Members of the Board of Directors of QEP Midstream Partners GP, LLC (incorporated by reference to Exhibit 3 to the Schedule 13D filed on December 12, 2014)

4	First Amended and Restated Agreement of Limited Partnership of QEP Midstream Partners, LP dated August 14, 2013, by and between QEP Midstream Partners GP, LLC and QEP Field Services Company (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2013)

5	Second Amended and Restated Limited Liability Company Agreement of QEP Midstream Partners GP, LLC dated as of December 2, 2014 (incorporated by reference to Exhibit 5 to the Schedule 13D filed on December 12, 2014)

6	Joint Filing Agreement, dated as of December 12, 2014, among Tesoro Corporation, Tesoro Refining & Marketing Company LLC, Tesoro Alaska Company LLC, Tesoro Logistics GP, LLC, Tesoro Logistics LP, and QEP Field Services, LLC (incorporated by reference to Exhibit 6 to the Schedule 13D filed on December 12, 2014)

7	Agreement and Plan of Merger, dated as of April 6, 2015, by and among Tesoro Logistics LP, Tesoro Logistics GP, LLC, QEP Field Services, LLC, TLLP Merger Sub LLC, QEP Midstream Partners, LP, and QEP Midstream Partners GP, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2015)

8	Support Agreement, dated as of April 6, 2015, by and among QEP Midstream Partners, LP, Tesoro Logistics LP, and QEP Field Services, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

TESORO CORPORATION

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President and Secretary

TESORO ALASKA COMPANY LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO LOGISTICS GP, LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

TESORO LOGISTICS LP

	By:	TESORO LOGISTICS GP, LLC, its general partner

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

QEP FIELD SERVICES, LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO CORPORATION

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Rodney F. Chase	Non-Executive Chairman for Genel Energy, plc	0
Gregory J. Goff	Chairman of the Board, President and Chief Executive Officer of Tesoro Corporation	0
Robert W. Goldman	Independent Financial Consultant	0
Steven H. Grapstein	Chief Executive Officer of Como Holdings USA, Inc.	0
David Lilley	Retired	0
Mary Pat McCarthy	Retired	0
J.W. Nokes	Retired	0
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	Retired	0

Executive Officers:

Name	Position at Tesoro Corporation	Common Units Held
Gregory J. Goff	Chairman of the Board, President and Chief Executive Officer	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Tracy D. Jackson	Vice President and Controller	0
Keith M. Casey	Executive Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0
Cynthia (CJ) Warner	Executive Vice President, Strategy and Business Development	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

TESORO REFINING & MARKETING COMPANY LLC

The business address of each person listed below is c/o Tesoro Refining & Marketing Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Managers:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	Chairman of the Board, President and Chief Executive Officer of Tesoro Corporation	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Refining & Marketing Company LLC	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Charles S. Parrish	Executive Vice President and Secretary	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Tracy D. Jackson	Vice President and Controller	0
Keith M. Casey	Executive Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0
Cynthia (CJ) Warner	Executive Vice President, Strategy and Business Development	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO ALASKA COMPANY LLC

The business address of each person listed below is c/o Tesoro Alaska Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Managers:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	Chairman of the Board, President and Chief Executive Officer of Tesoro Corporation	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Alaska Company	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Tracy D. Jackson	Vice President and Controller	0
Keith M. Casey	Executive Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS GP, LLC

The business address of each person listed below is c/o Tesoro Logistics GP, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	Chairman of the Board, President and Chief Executive Officer of Tesoro Corporation	0
Raymond J. Bromark	Retired	0
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	0
Thomas C. O’Connor	Retired	0
Phillip M. Anderson	President of Tesoro Logistics GP, LLC	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0
Keith M. Casey	Executive Vice President, Operations of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Logistics GP, LLC	Common Units Held
Gregory J. Goff	Chairman of the Board and Chief Executive Officer	0
Phillip M. Anderson	President	0
Charles S. Parrish	Vice President, General Counsel and Secretary	0
Steven M. Sterin	Vice President and Chief Financial Officer	0
Tracy D. Jackson	Vice President and Controller	0
Don J. Sorensen	Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS LP

N/A

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF QEP FIELD SERVICES, LLC

The business address of each person listed below is c/o QEP Field Services, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

None.

Executive Officers:

Name	Position at QEP Field Services, LLC	Common Units Held
Gregory J. Goff	Chief Executive Officer	0
Phillip M. Anderson	President	0
Charles S. Parrish	Vice President, General Counsel and Secretary	0
Steven M. Sterin	Vice President and Chief Financial Officer	0
Tracy D. Jackson	Vice President and Controller	0
Don J. Sorensen	Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

TRANSACTIONS BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

•	None.

[End of Schedule A]